     Exhibit 12

Eagle Bulk Shipping Inc.

Ratio of Earnings to Fixed Charges Calculation

Period ended	December 31, 2005	June 30, 2006	September 30, 2006	December 31, 2006	September 30, 2007

1. Net Income Per Statement (10Q or 10K)	$6,653,400	$20,184,237	$29,284,974	$33,801,540	$35,914,378
2.Fixed Charges (as per below)	7,208,641	4,183,673	7,364,009	10,808,196	13,045,890
3.Capitalized Interest (as per below)	—	—	—	(259,580)	(3,256,349)
Total Earnings	$13,862,041	$24,367,910	$36,648,983	$44,350,156	$45,703,919

Fixed Charges
1. All Interest	$5,979,864	$4,117,448	$7,246,518	$10,370,370	$9,609,471
2a. Amortization of Debt Issuance Costs	98,065	66,225	117,491	178,246	180,070
2b. Write-Off of Debt Issuance Costs	1,130,712		—	—	—
3. Interest Portion of Rental Expense	—	—	—	—	—
4. Preferred Stock Dividends	—	—	—	—	—
5. Capitalized Interest	—	—	—	259,580	3,256,349
Total	$7,208,641	$4,183,673	$7,364,009	$10,808,196	$13,045,890

Ratio of Earnings to Fixed Charges	1.9	5.8	5.0	4.1	3.5